1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    )

Siliconware Precision Industries Co., Ltd. Press Release

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/5/23

Taichung, Taiwan, May 23, 2016 — Siliconware Precision Industries Co., Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL” or the “Company”), one of the world’s leading independent providers of semiconductor packaging and testing services, today confirmed receipt of drafts of a term sheet and other related documentation (collectively, the “Proposal Documents”) proposed by Advanced Semiconductor Engineering, Inc. (“ASE”), a provider of semiconductor packaging and testing services (Taiwan Stock Exchange: 2311, NYSE: ASX). In the Proposal Documents, ASE indicated its interest in a potential combination transaction with the Company, in which ASE proposed that each holder of common shares, NT$10 par value per share (the “Common Shares”) of SPIL not owned by ASE would receive NT$55 in cash for all of its Common Shares, and the equivalent for American depositary shares, each representing five Common Shares (the “Proposed Transaction”). ASE currently beneficially owns 33.29% of the Company’s issued and outstanding Common Shares. In response to the Proposed Transaction, pursuant to relevant regulations in Taiwan, the Company formed a special review committee on May 23, 2016 to, among other things, engage an independent expert to evaluate the fairness of the offered price included in the Proposal Documents.

The Company cautions its shareholders and others considering trading its securities that the special review committee has not formally reviewed or evaluated the Proposed Transaction. There can be no assurance that any definitive agreement will be executed in relation to the Proposed Transaction or that the Proposed Transaction or any other transaction will be approved or consummated.

About Siliconware Precision Industries Co., Ltd.

Siliconware Precision Industries Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL”) is one of the world’s leading independent providers of semiconductor packaging and testing services. SPIL offers a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. SPIL also offers its customers turnkey service, from packaging and testing to shipment service. For further information, visit SPIL’s web site at www.spil.com.tw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 23, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer